
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933


(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
　　☐ Check box if Amendment is material and investors must reconfirm within five business days.
☒ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
DCFC Holdings, LLC

Legal status of issuer

　　Form
　　Limited Liability Company

　　Jurisdiction of Incorporation/Organization
　　Michigan

　　Date of organization
　　January 1, 2015

Physical address of issuer
3401 E. Lafayette, Detroit, MI 48216

Website of issuer
http://www.detcityfc.com

Current number of employees
58

	Most recent fiscal year-end As of 12/31/2022	Prior fiscal year-end As of 12/31/2021
Total Assets	$9,130894	$5,289,538
Cash & Cash Equivalents	$3,672,253	$2,262,402
Accounts Receivable	$93,438	$63,874
Short-term Debt	$15,808	$25,424
Long-term Debt	$628,196	$624,611
Revenues/Sales	$3,401,728	$2,134,535
Cost of Goods Sold	$580,135	$358,108
Taxes Paid	N/A	N/A
Net Income	-$2,905,135	- $1,230,404

April 24, 2023

FORM C-AR

DCFC HOLDINGS, LLC



   This Form C-AR (including the cover page and all exhibits attached hereto, the "Form CAR) is being furnished by DCFC Holdings, LLC, a Michigan Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.detcityfc.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 24, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

   This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form

C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form CAR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

DCFC Holdings, LLC (the "Company") is a Michigan Limited Liability Company, formed on January 1, 2015.

The Company is located at 3401 E. Lafayette, Detroit, MI 48216.

The Company's website is https://www.detcityfc.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

The Company owns and operates Detroit City Football Club, a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company manages and licenses its trademark portfolio associated with the Detroit City Football Club. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

RISK FACTORS

Risks Related to the Company's Business and Industry, Its Plans and Operations

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our programs or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience and talent to attract ticket sales, merchandise and additional sponsorships.
Recruiting and retaining highly qualified personnel and players is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. If we experience difficulties in hiring and retaining personnel in key positions, the team could not be as competitive, and we could lose customers and sales, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

Additionally, a significant component of the Company's operations correlates to the quality of players attached to Detroit City Football Club (the "Team"). The Team will likely perform better if it is made up of high quality players. If the Team performs well, this will likely result in more revenue for the Company stemming from ticket sales, merchandise and additional sponsorships.

Injuries incurred by players could negatively impact the Team's performance and the Company's revenue; injuries incurred by Detroit City FC patrons could negatively impact the Company's reputation.

Player injuries are a risk taken on by all professional sports teams and Detroit City Football Club players are not immune. If a member of the Team is injured, it may weaken the performance of the team as a whole and detract from game day attendance and correspondingly revenue for the Company. An additional risk specific to the Company also applies to the fans attending Detroit City Football Club games. Game attendees are often exuberant fans and show their support for the Team in ways that may unintentionally cause injury to other patrons. This could lead to liability claims, which in turn could harm the Company's reputation and be costly.

The Company faces intense direct and indirect competition from other sports venues and recreational venues located in Detroit; increased competition in these areas could have a negative impact on the Company's performance.

The sports and entertainment industry is highly competitive. There are a great number of businesses in the Detroit metropolitan area that compete directly and indirectly with the Company, including bars, restaurants, and professional, collegiate, and amateur sports teams. Many of these entities are larger and have significantly greater financial resources than does the Company. These businesses along with other entertainment establishments, including bowling, billiards, and other recreational activities may draw from the same crowd as the Company does. In addition to this existing competition, the Company may face additional competition in the future, which may have an adverse effect on the profitability of the Company.

Forward-looking projections regarding Company operations and performance may not materialize into actual Company performance and results.

The projected results of the Company's business operations as reflected in the Form C filed in 2020 are based upon certain assumptions and estimates made by the Company. Actual future financial performance and operating results of the Company will be subject to fluctuations resulting from a number of factors, many of which are outside the Company's control. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results.

The Company does not have "key person" insurance, and the loss of any of the key people could have a negative impact on the Company.

The success of the Company is dependent on the creative vision of the owners and the creative efforts of a limited number of key people. The Company has not purchased "key person" insurance on any individual. The Company has also not made any arrangements to replace any individual in the event of death or disability. The loss of an owner or key personnel could have a serious adverse effect on the Company's prospects, business, operating results, and financial condition.

We rely on various intellectual property rights, including trademarks in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our branding, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brand. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our offerings, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

The Coronavirus and the unknown future of the economy.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

The Company relies on key personnel.

The Company's success depends substantially on the efforts of the Managing Board. The Company does not have an established plan to replace these persons in the case of death or disability, although this risk is mitigated to some extent by the skills and experiences of the other members of the Managing Board. The Company's success also depends on its ability to recruit, train, and retain qualified staff. The loss of the services of any key personnel or the Company's inability to recruit, train and retain qualified staff may have a material adverse effect on the Company's business and financial condition.

The control of the Company and all of its operations are, and will remain, solely with its Managing Board and Class A Members and investors have no voting rights.
Investors must rely upon the judgment and skills of such persons. Purchasers of the securities will have no vote and no control over the management and affairs of the Company. As investors in the 2021 offering only purchased Class B units which have no voting rights, investors must rely on Class A Members (i) to elect qualified managers and (ii) rely on the Company's Managing Board to make strategic and operational decisions that will enable the Company to succeed.

1.   Related to Crowdfunding and the Securities

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering from 2021, nor does it pass upon the accuracy or completeness of any offering document or literature.
You should not rely on the fact that our Form C-AR is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it is related to this offering from 2021.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon the Offering, the Company, or any of the Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Purchasers in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective Purchasers must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee of return on the securities offered in the 2021 offering and the Company is not required to pay cash distributions to its investors.
No assurance can be given that investors will realize a substantial return on investment, or any return at all, or that investors will not will not lose a substantial portion or all of the investment. For this reason, each prospective investor should carefully read all disclosure materials in connection with the 2021 offering, this Form C-AR in its entirety, and all exhibits attached hereto. The Company is not required to, and there is no guarantee that the Company will pay cash distributions on the Units in any year or at all. Investors may be required to hold their investment indefinitely without receiving any cash distributions.

Investors will have limited opportunities for exit.
Investors have very limited opportunities for exit, it is unlikely that there will ever be substantial secondary market trading in the Company's Units, and investors' ability to sell their shares are

further limited by significant transfer restrictions under applicable securities laws and the terms of the subscription agreement submitted in connection with the 2021 offering.

BUSINESS

Description of the Business

2.   The Company owns and operates Detroit City Football Club, a men's professional soccer team playing in the USL Championship Soccer League in North America, and a women's soccer team playing in the USL W League. The Company also organizes adult recreational soccer leagues and youth league soccer throughout Michigan.

Business Plan

History of the Business

Detroit City Football Club was founded in 2012 as an amateur soccer team in Detroit, Michigan. Over the years, Detroit City Football Club has progressed to professional status, playing in the USL Championship league, the division II league in the U.S. Soccer hierarchy. The club motto, Passion for Our City, Passion for the Game, evokes the three ideas the grassroots organization was built upon: to satisfy the demand for soccer in Detroit, represent the City in a positive light, and build community through "the beautiful game."

The Company's Services

Product / Service	Description	Current Market
Ticket Sales	The core driver of all revenue for the organization is in-person attendance through ticket sales. Keyworth Stadium allows the club to sell up to 7231 tickets per game when there are no pandemic related restrictions in place.	The move to USL Championship for the men's side saw a marked increase in the number of matches and a longer season, as well as an increase in credibility and reach in the marketplace. Attendance increased with the club's first ever pre-match sell out and 4 of the 10 largest crowds in club history. However most ticket prices were set in the Fall of 2021, prior to joining the league, so revenue was far below league averages placing the club at a competitive disadvantage.
Corporate Partnership Revenue	Partnerships with other business entities looking to engage the club's fanbase is one of the key	The move to USL Championship brought greater exposure to the club's

	sources of revenue for the club. This engagement primarily takes place through in-stadium activations, television broadcasts, and social media.	sponsorship assets, increasing their value. However most sponsorships were sold in Fall 2021 prior to the change in leagues, meaning they were undervalued given the increased exposure.
Merchandise Sales	DCFC offers a range of team apparel and branded accessories.	For the 2022 season, DCFC sold team merchandise at its retail shop at City Fieldhouse, at all home matches, through its online store, and a new retail store opened in Downtown Detroit on Capitol Park. With the new retail space, larger matchday attendance, and more quality offerings, the club saw a 58% increase in gross merchandise sales
Youth and Recreational Soccer	The Detroit City Futbol League is the adult coed recreational soccer league and is a subsidiary of DCFC Holdings. In addition, DCFC has partnered with four youth soccer organizations who participate as youth affiliates.	DCFC saw its recreational and youth soccer programs in 2022 meet and exceed pre-pandemic levels. DCFC continues to look at opportunities for expanding its footprint in southeastern Michigan through additional partnerships with like minded youth soccer organizations.

Competition

Given that Detroit City Football Club's season overlaps with Major League Baseball, the National Basketball Association, and to a limited extent, the National Football League and the National Hockey League, the Company's primary competitors for viewers and ticket purchasers are the other professional sporting organizations in Michigan. Through its agreement with the USL Championship, Detroit City Football Club has an exclusive territory located in Southeastern Michigan, which prevents other division II soccer teams in the USL system from competing for Detroit City Football Club's principal fan base.

Customer Base

The Company's customer base is one of the most passionate and loyal in all of American professional sports. Detroit City Football Club matches are often near capacity crowds, and the stands are filled with passionate supporters. Detroit City Football Club matches are televised across the State of Michigan, as well as nationally on ESPN+, and the market share for these televised matches has increased dramatically with viewership increasing by 220% in 2022.

Intellectual Property

Trademarks

Application or Registration #	Goods / Services	Mark	Registration Date	Country
4745317	Classes: 6, 21, 25 & 41	**DETROIT CITY FC**	5/26/2015	United States
4745316	Classes: 25 & 41	**DETROIT CITY FOOTBALL CLUB**	5/26/2015	United States
4815673	Classes: 25 & 41	**DCFC**	9/22/2015	United States
4599946	Class: 16		9/9/2014	United States

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date

		License		
Alcohol sales at games	Michigan Liquor Control Commission		1-day non-profit licenses on match by match basis	April 2021
Fire Inspection	City of Hamtramck	Inspection		April 2021

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

DIRECTORS, OFFICERS AND EMPLOYEES

Managers

The managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Sean Mann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Board of Managers
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Founder & Co-Owner
Detroit City FC
2011 - Current

Education
University of Bristol
MSc International Relations
Kalamazoo College
BA History and Physics

Name
Alexander Wright

15

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer, Board of Managers
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Lead Producer at Good Problem Productions

Education
University of Michigan
BA Degree, Film & Video, Italian

Name
Todd Kropp

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer, Board of Managers
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Group Practice Director Henry Ford Health System
May 2017-October 2019

Education
University of Michigan
Master's degree, Health Management & Policy
Allegheny College
BA Degree, Political Science/Mathematics

Name
David Dwaihy

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Managers
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
University Liggett School
1.   September 2002 - Present

Education
Kalamazoo College
BA Degree, Mathematics

Name
Mike Lasinski

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Managers, 2018-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Senior Managing Director, Ankura
December 2019 - Present

Education
University of Michigan
B.S.E.E., Electrical Engineering
MBA, Finance, Accounting

Name
Matthew Schrecengost

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Board of Managers, 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Operation Officer, Jump Trading

Education
Furman University
Bachelor of Art
Depaul University
Masters of Business Administration

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Sean Mann

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer, Founder & Co-Owner
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer, Founder & Co-Owner
Detroit City FC
2011 - Current

Education
University of Bristol
MSc International Relations
Kalamazoo College
BA History and Physics

Name
Alexander Wright

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Creative Officer & Co-Owner
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
President and Lead Producer at Good Problem Productions

Education
University of Michigan
BA Degree, Film & Video, Italian

Name
Todd Kropp

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Operating Officer & Co-Owner
2011 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Group Practice Director Henry Ford Health System
May 2017-October 2019

Education
University of Michigan
Master's degree, Health Management & Policy
Allegheny College
BA Degree, Political Science/Mathematics

Name
T.J. Winfrey

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief of Partnerships
2020 - Current

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Major League Soccer, Director Digital Media Partnerships
September 2018-November 2020

Education
Columbia Business School
Master of Business Administration
University of Michigan
Bachelor of Business Administration, BA Sport Management

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Michigan law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such

person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company had 58 employees in Michigan, as of December 31, 2022.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A Units
Amount outstanding	117,525
Voting Rights	Yes
Anti-Dilution Rights	No

Type of security	Class B Units
Amount outstanding	12,000
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Private loans
Name of creditor	Individual lenders - 8 total
Amount outstanding (as of 12/31/2021)	$128,196.41
Interest rate and payment schedule	8% interest, biannual payment
Amortization schedule	Initiated in 2019, 5.5 year term with 6 month initial interest only
Describe any collateral or security	No collateral or security

Maturity date	9/1/2024
Other material terms	None

Type of debt	EIDL Loan
Name of creditor	SBA U.S. Treasury
Amount outstanding (as of 12/31/2021)	$500,000
Interest rate and payment schedule	3.75% interest, deferred payments until 2023
Amortization schedule	Initiated 5/20/20, 30 year term
Describe any collateral or security	Borrower hereby grants to SBA, the secured party hereunder, a continuing security interest in and to any and all "Collateral" as described herein to secure payment and performance of all debts, liabilities and obligations of Borrower to SBA hereunder without limitation, including but not limited to all interest, other fees and expenses (all hereinafter called "Obligations"). The Collateral includes the following property that Borrower now owns or shall acquire or create immediately upon the acquisition or creation thereof: all tangible and intangible personal property, including, but not limited to: (a) inventory, (b) equipment, (c) instruments, including promissory notes (d) chattel paper, including tangible chattel paper and electronic chattel paper, (e) documents, (f) letter of credit rights, (g) accounts, including health-care insurance receivables and credit card receivables, (h) deposit accounts, (i) commercial tort claims, (j) general intangibles, including payment intangibles and software and (k) as-extracted collateral as such terms may from time to time be defined in the Uniform Commercial Code. The security interest Borrower grants includes all accessions, attachments, accessories, parts, supplies and replacements for the Collateral, all

	products, proceeds and collections thereof and all records and data relating thereto.
Maturity date	5/20/2050
Other material terms	None

The total amount of outstanding debt of the company as of December 31, 2022 is $628,196.41.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offerings
LLC / Membership Interests	12,000	$1,485,000	Sales, Marketing, Upkeep and Inventory	January 28, 2021	CF/D
LLC / Membership Interests	11,245	$4,000,000	Sales, Marketing, Upkeep and Inventory	November 3, 2021	4(a)(2)
LLC / Membership Interests	11,245	$4,000,000	Sales, Marketing, Upkeep and Inventory	March 28, 2022	4(a)(2)
LLC/ Membership Interests	8,635	$2,500,00	Sales, Marketing, Upkeep and Inventory	December 23, 2022	4(a)(2)

Ownership

David Dwaihy, Todd Kropp, Sean Mann, Alexander Wright, and A2 Intellectual Properties, LLC, H Block LLC together, are the majority owners of the Company, with the remaining members having a combined ownership percentage of 16.67%.

Below the beneficial owners of 5% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Dwaihy	11.86%
Todd Kropp	11.86%
Sean Mann	11.86%
Alexander Wright	11.86%
A2 Intellectual Properties, LLC	11.86%
H Block, LLC	24.03%
Richert Family LLC	7.41%
XX Investments, LLC	9.26%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since the conclusion of the Regulation CF raise, the Company has continued to grow with the move to the USL for the 2022 season. The Company now operates under greater minimum standards established by the league as well as a higher level of professionalism on and off the field across the organization with new hires among the front office and technical staff.

Liquidity and Capital Resources

On January 28, 2021 the Company conducted an offering pursuant to Regulation CF and raised $1,485,000.00.

On March 28, 2022 the company raised $4,000,000.00 through a 4(a)(2) exemption. On December 23, 2022 the company conducted a second raise of an additional $2,500,000.00 through a 4(a)(2) exemption. This funding provided capital operating funds for playing in a higher level league.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: SBA Loan

Capital Expenditures and Other Obligations

The Company made the following material capital expenditures during 2022:

Stadium improvements totaling around $160,000 to add concrete behind east grandstand, new locker room for officials, HVAC in home and away locker rooms, and lighting improvements in west grandstand.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

- Good Problem Productions LLC: video productions services
- Detroit City Clubhouse LLC: team meals, concessionaire for home match days
- Detroit City Fieldhouse LLC: rent for front office space, club shop, and team locker room.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company filed a late Form C-AR for fiscal year 2021, but has otherwise not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.



(Signature)

Sean Mann_____
(Name)

Chief Executive Officer_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.



(Signature)

Sean Mann_____
(Name)

Chief Executive Officer_____
(Title)

4/24/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations.   See 18 U.S.C. 1001.

I, Sean Mann, being the Chief Executive Officer of DCFC Holdings LLC, a Michigan limited liability company (the "Company"), hereby certify as of this that:

(i)   the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2022 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2022, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and



_____
(Signature)

Sean Mann_____
(Name)

Chief Executive Officer_____
(Title)

4/24/23
(Date)

EXHIBITS

Exhibit A   Financial Statement

DCFC HOLDINGS LLC
PROFIT & LOSS STATEMENT
JAN2021-DEC 2022

REVENUE	2021	2022	% change
Concessions	132,000.00	157,197.00	19%
DCFL	51,268.37	62,764.00	22%
Merchandise	573,125.46	897,379.00	57%
Sponsors	893,624.00	830,988.00	-7%
Premium Tickets (VIP, Party Decks, Suites)	47,533.68	197,558.00	316%
Season Tickets	238,797.73	297,538.00	25%
Single Game Tickets	288,516.65	862,750.00	199%
Youth affiliate fees & programming	10,489.00	86,620.00	726%
	$2,235,354.89	$ 3,392,794.00	52%

COST OF GOODS	2021	2022	% change
Concessions	6,476.94	494.00	-92%
Merchandise	297,265.23	534,248.00	80%
Sponsors	54,063.72	59,969.00	11%
Ticketing	303.00	6,257.00	1965%
	$ 358,108.89	$ 600,968.00	68%

EXPENSES	2021	2022	% change
Staff travel	14,216.87	14,399.00	1%
Facility repairs & maintenance	67,335.00	221,552.00	229%
Office expenses	109,637.00	132,568.00	21%
Professional services	116,862.00	89,871.00	-23%
Player housing	142,786.00	166,613.00	17%
Salary & benefits	1,408,103.00	2,259,232.00	60%
Home game costs	174,855.00	272,672.00	56%
Away game costs	242,341.00	514,223.00	112%
Team gear & equipment	68,742.00	179,911.00	162%
Marketing & advertising	106,570.00	166,942.00	57%
TV & Video Production	284,871.00	491,869.00	73%
Youth & community programming	9,058.00	44,070.00	387%
League fees	212,363.00	797,370.00	275%
Insurance	34,437.00	25,286.00	-27%
Interest expense	39,233.00	31,827.00	-19%
Charitable contributions	11,531.00	10,533.00	-9%
Other expenses	5,576.00	20,013.00	259%
TOTAL EXPENSES	$ 3,048,516.87	$ 5,438,951.00	78%
Operating Income	($1,171,270.87)	($2,647,125.00)	

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